                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. )*


                     MERIDIAN POINT REALTY TRUST VIII CO.
         -------------------------------------------------------------
                                (Name of Issuer)

                                PREFERRED STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   82627A207
                   -----------------------------------------
                                 (CUSIP Number)


                               Allen K. Meredith
                            Meredith Partners, Inc.
                              3000 Sand Hill Road
                             Building 1 Suite 100
                         Menlo Park, California 94025
                                (415) 854-5477

                   -----------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                         San Francisco, CA 94120-7880
                                (415) 983-1000

                                March 21, 1997

                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 6 Pages
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  CUSIP NO. 82627A207
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      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS:  Meredith Partners, Inc.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                     (a) [_]
                                                                       (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 WC/00
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 5    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [_]
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION           CALIFORNIA
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                          SOLE VOTING POWER  |   1,183,556 (see Items 3 and 5)
                     7                       |
     NUMBER OF                               |
                                             |
      SHARES       -----------------------------------------------------------
                         SHARED VOTING POWER |   NONE
   BENEFICIALLY      8                       |
                                             |
     OWNED BY                                |
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE   |   1,183,556 (see Items 3 and 5)
                     9    POWER              |
    REPORTING                                |
                                             |
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE |   NONE
       WITH          10   POWER              |
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
11    EACH REPORTING PERSON                      1,183,556 (see Items 2 and 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [_]
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      PERCENT OF CLASS REPRESENTED
13    BY AMOUNT IN ROW (11)                                  22.4% (see Item 5)
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           CO
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                               Page 2 of 6 Pages
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Item 1. Security and Issuer.
------- -------------------

     The class of equity securities to which this statement relates is the preferred stock, par value $.001 per share (the "Preferred Stock") of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer"). The Issuer's principal executive offices are located at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

Item 2. Identity and Background.
------- -----------------------

     (a)-(b) The person filing this Schedule is Meredith Partners, Inc., a California corporation (the "Company"). The Company's principal business address is 3000 Sand Hill Road, Building 1, Suite 100, Menlo Park, California 94025.

             The principal business of the Company is direct or indirect investment in real estate or in securities of real estate investment trusts.

     (c) Not applicable to this transaction.

     (d)-(e) At no time during the last five years was the Company convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
------- -------------------------------------------------

     The Company has entered into a letter agreement (the "Letter Agreement") dated March 21, 1997 with the Massachusetts Bay Transportation Authority Retirement Fund. Under the Letter Agreement, the Company has the right to acquire one million one hundred eighty-three thousand five hundred fifty-six (1,183,556) shares of Preferred Stock (the "Purchased Shares") for a price of $7.675 per share; or a total of $9,083,792 (or more at the option of the Company in certain circumstances described in the Letter Agreement). The closing of the purchase is expected to occur on May 20, 1997 or earlier, subject to the satisfaction of certain conditions set forth in the Letter Agreement. The source of funds to be used to purchase the Purchased Shares will be the capital of the Company and capital of at least one other investor to which the Company will assign the right to acquire a portion of the Purchased Shares. Upon closing of the acquisition of the Purchased Shares pursuant to the Letter Agreement, the Company intends that no person will own in excess of 9.8% of the total outstanding shares of the Issuer's Preferred Stock and common stock, computed in accordance with Sections 542(a) and 544 of the Internal Revenue Code and applicable regulations thereunder.

Item 4. Purpose of Transaction.
------- ----------------------

     The Company will acquire beneficial ownership of a portion of the Purchased Shares for the purpose of investment. However, through ownership of a portion of the Purchased Shares, the Company intends to try to influence management of the Issuer, including the appointment of a Chief Executive Officer of the Issuer, and the Company may nominate persons to serve on the board of

                               Page 3 of 6 Pages
directors of the Issuer. In addition, the Company may acquire additional shares of the Issuer through market transactions and has made offers and to the Massachusetts State Teachers' and Employees' Retirement Systems Trust and to the Chicago Truck Drivers, Helpers & Warehouse Workers Union (Independent) Pension Fund to purchase the shares of Preferred Stock they currently own. The Company's offer to purchase such shares has not been accepted by either party.

     Except as set forth above, the Company has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
------- ------------------------------------

     (a) Upon acquisition of the Purchased Shares, the Company will own directly a portion of the 1,183,556 shares of Preferred Stock representing no more than 9.8% of the 5,273,927 issued and outstanding shares of Preferred Stock as of November 1, 1996, the date of the Issuer's 10-Q.

     (b) The Company will have the sole power to vote or direct the disposition of up to 1,186,056 shares of Preferred Stock.

     (c) No transactions of Preferred Stock were effected by the Company during the past 60 days or since the most recent filing on Schedule 13D.

     (d) No person other than the Company herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
------  ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Except as described in Item 4, the Company has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                               Page 4 of 6 Pages
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Item 7.  Materials To Be Filed as Exhibits.
------   ---------------------------------

         Exhibit 99.1 - Letter Agreement dated March 21, 1997 between the Company and Massachusetts Bay Transportation Authority Retirement Fund.



                               Page 5 of 6 Pages
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 1997


                                        MEREDITH PARTNERS, INC., a California
                                        corporation


                                        By:  /s/ ALLEN K. MEREDITH
                                             -------------------------------
                                             Allen K. Meredith
                                        Its: Chief Executive Officer


                               Page 6 of 6 Pages